August 15, 2019 VIA EDGAR	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D:+1 202.383.0815 F:+1 202.637.3593 vladbulkin@ eversheds-sutherland.com

Karen Rossotto, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Solar Capital Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed on August 5, 2019 (File No. 814-00754)

Dear Ms. Rossotto:

On behalf of Solar Capital Ltd. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 14, 2019 with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00754), filed with the Commission on August 5, 2019 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.  Comment: Please delete from the second proposal in the cover letter to shareholders and the “Notice of Annual Meeting” the phrase “pertaining thereto” in order to make the disclosure more plain English.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

2.  Comment: Under the “Quorum Required” section on page 2 of the Proxy Statement, please confirm the source and accuracy of the second sentence, and consider revising the second sentence to make it easier to read.

Response: The Company confirms to the Staff that the second sentence under the “Quorum Required” section on page 2 of the Proxy Statement is based on the Company’s Amended and Restated Bylaws and is accurate. However, the Company has revised the above-referenced disclosure in response to the Staff’s comment in order to make the disclosure more consistent with the Company’s Amended and Restated Bylaws and easier to read.

3.  Comment: Under the “Information Regarding This Solicitation” section on page 3 of the Proxy Statement, please disclose the total estimated expenses the Company expects to incur in connection with this proxy solicitation.

Response: The Company has added the above-referenced disclosure on page 3 of the Proxy Statement in response to the Staff’s comment.

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August 15, 2019

4.  Comment: Under the “Information Regarding This Solicitation” section on page 3 of the Proxy Statement, please clarify in the fourth paragraph that the proxy card may be submitted by mail.

Response: The Company has revised the above-referenced disclosure on page 3 of the Proxy Statement in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin

cc:   Richard Peteka / Solar Capital Ltd.

    Steven B. Boehm / Eversheds Sutherland (US) LLP